January 12, 2010

By U.S. Mail and Facsimile (303) 592-1510

Sachin Adarkar, Esq.
General Counsel
Prosper Marketplace, Inc.
111 Sutter Street, 22nd Floor
San Francisco, California 94104

Re: Prosper Marketplace, Inc.
Post-Effective Amendment No. 1 to Registration Statement on Form S-1
Supplemental Response to Comments
File No. 333-147019

Dear Mr. Adarkar:

      We have reviewed your amendment and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have represented to the staff that you will revise your registration statement to address staff comments; however, until you file an amendment, the staff is unable to evaluate your responses to these comments (comments: 3, 4, 5, and 7).

2. Throughout your response to comment 1, you refer to the portfolio plans as "automated bidding models" but some of your disclosure in response to the third bullet point also appears to indicate that the lenders have greater control over their bids. Please reconcile this issue in your response.

3. We note in the 4th paragraph of page 3 of your response, you suggest that Prosper can modify plan criteria of a portfolio plan through which a lender member is bidding. Please elaborate. Also, please indicate how the investor demonstrates their acceptance of the any changes to a particular portfolio plan.

4. We note that you include the estimated loss and return for the portfolios illustrated in Exhibit A. Please tell us how these numbers compare with your most recent losses and returns experienced for each portfolio. Also, please advise the staff how Prosper considers updating its disclosure regarding the expected loss rates, and regarding the Prosper ratings, to reflect the actual loss experienced for loans with similar criteria. If Prosper has not considered revising its expected loss disclosure to reflect more recent experience, please advise the staff how you determined that the unrevised disclosure continues to be factually supportable.

5. Please tell us how the portfolio plan accounts for delinquent or charged off loans in allocating investments under the plan. For example, if a note that is part of a "slice" is charged off, will the plan place bids so that the amounts invested under the slice match the investor's allocation to that slice, assuming funds are available?

6. In your response to prior comment 1, you indicate that Prosper concluded that the portfolio plans do not represent a separate security because the portfolio plans are not "a separate entity in which the lender members may acquire interests." Please provide additional analysis discussing Prosper's actions with regard to the portfolio plans and how you concluded that the additional actions taken by Prosper with regard to the portfolio plans were not sufficient to create a new security. In particular, please address the selection for loans invested under the plans and the promotion of the plans.

7. Please provide the staff with your analysis as to how you concluded that the initial selection of a portfolio "slice" continues to represent a sufficient manifestation of investment intent when funds are reinvested, either from subsequent principal and interest payments or from new deposits. Please describe any notice that the investor receives prior to the placing of bids based upon reinvestment of funds, or after the bids are placed.

Risk Factors
Some of the borrowers on our platform have "subprime" credit ratings…, page 18

8. We note your response to our former comment 2; however, the disclosure elsewhere in your post-effective amendment and in your original S-1 states that "no securities were issued" in the intrastate offering. Please address the inconsistency of this disclosure and revise to discuss the terms of the repurchase. In addition, please disclose what provision of the lender member registration agreement allows you to repurchase loans in this matter. Consider whether risk factors are appropriate in connection with these issues.

The Division of Investment Management has asked us to convey the following comments:

9. We have taken the position that a person providing statistical or historical data about securities may be considered to be giving advice about securities unless the data provided is readily available in its raw state, the categories of information presented are not highly selective, and the information is not organized or presented by the investment adviser in a manner that recommends or suggests the purchase of sale of securities (see, e.g., EJV Partners, L.P., SEC Staff No-Action Letter (Dec. 7, 1992)). Please address these factors in your analysis of whether Prosper is an investment adviser within the meaning of section 202(a)(11) of the Investment Advisers Act of 1940. Your response should analyze Prosper's construction and provision of the portfolio plans in light of the staff's position. For example, please address the loan criteria Prosper utilizes in developing the model portfolios, which include factors such as the borrower's debt/income ration, bankcard utilization, and revolving credit balance in your response.

10. You also state that Prosper is not "in the business" of being an investment adviser because, among other things, Prosper's "primary business activity is administering a peer-to-peer lending platform" (November 24, 2009 correspondence at page 8). Please note the statement in Investment Advisers Act Rel. No. 1092 (Oct. 8, 1987) ("Release 1092"), "the giving of advice need not constitute the principal business activity or any portion of the business activities of a person in order for the person to be an investment adviser under Section 202(a)(11)" (Release 1092 at section I.A.2). Assuming, arguendo, that Prosper is an investment adviser, please address whether providing portfolio plans on its website means that Prosper is "in the business" of being an investment adviser.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Holly Hunter-Cici at (202) 551-6869 with any questions pertaining to the comments issued by the Division of Investment Management. You may contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

cc: Facsimile (202) 778-5500
         Kier Gumbs
         Covington & Burling LLP
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         Washington, DC 20004-2401